UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a letter sent by SQM to the Superintendent of Securities and Insurance (Superintendente de Valores y Seguros) in Chile, on May 23, 2008, regarding the Company’s Board of Directors.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

May 23, 2008

Mr. Guillermo Larraín R.
Superintendent
Superintendence of Securities and Insurance
Avda. Bernardo O’Higgins 1449
Santiago

Dear Mr. Superintendent,

We hereby inform you that the members of the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) present at Board Meeting No. 605, held on May 20, 2008, voted unanimously to do the following: (i) appoint Mr. Julio Ponce Lerou as Chairman of the Board of Directors of SQM; (ii) appoint Mr. Wayne R. Brownlee as Vice Chairman of the Board of Directors of SQM; and (iii) appoint Messrs. Hernán Büchi Buc, Eduardo Novoa Castellón and Daniel Yarur Elsaca as the members of the SQM’s Directors’ Committee.

We remain at your disposal to clarify any additional matters that you may deem relevant in relation to the above.

Very truly yours,

Sociedad Química y Minera de Chile S.A.
Conf: /s/ Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: May 23, 2008